

December 4, 2014

Via E-mail
Mr. James J. McEntee, III
Chief Financial Officer and Chief Operating Officer
Fintech Acquisition Corp.
712 Fifth Avenue
12th Floor
New York, NY 10019

> **Re:** **Fintech Acquisition Corp.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted on November 24, 2014**
> **File No. 377-00783**

Dear Mr. McEntee:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Summary Financial Data, page 20

1. We note your response to comment 5 from our letter dated October 6, 2014. You indicated that your presentation is consistent with the prospectus of special purpose acquisition companies (SPAC). However, we note that a SPAC that files a registration statement on Form S-1 should comply with item 301 of Regulation S-K with respect to the presentation of selected financial data. Therefore, we continue to believe you should remove the "As Adjusted" column from your summary financial data.

<u>Consent of Independent Registered Public Accountant</u>

2.	Regarding Marcum LLP's September 15, 2014 audit report, please file an updated consent from Marcum LLP, New York, NY as an exhibit to your next amendment.

	You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Attorney-Advisor, at (202) 551-3310 or me at (202) 551-3810 with any other questions.

				Sincerely,

				/s/ Robert S. Littlepage, for

				Larry Spirgel
				Assistant Director